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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING


                                 [X] FORM 10-K


                      FOR THE YEAR ENDED DECEMBER 31, 2000

                   Commission File No. 0-19136 (Common Stock)
                      and 333-9045 (Series B Senior Notes)
                     and 333-38075 (Series D Senior Notes)


Part I.  -- Registrant Information


                           NATIONAL ENERGY GROUP, INC.
             (Exact name of registrant as specified in its charter)


             DELAWARE                                      58-1922764
   (State or other jurisdiction               (IRS Employer Identification No.)
 of incorporation or organization)

                             4925 GREENVILLE AVENUE
                             1400 ONE ENERGY SQUARE
                               DALLAS, TEXAS 75206
                    (Address of principal executive offices)


                                 (214) 692-9211
              (Registrant's telephone number, including area code)


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Part II -- Rules 12b-25 (b) and (c)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; [X]

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and [X]

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. [ ]

Part III -- Narrative

         State below in reasonable detail the reasons why Form 10-K, Form 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed period.

         Extension of the time to file the Company's Form 10-K for the year ended December 31, 2000 is requested to ensure compliance with and proper reporting of activities related to implementation of the Company's Joint Plan of Reorganization pursuant to an order entered by the United States Bankruptcy Court for the Northern District of Texas, Dallas Division on July 24, 2000.

Part IV -- Other Information

     (1) Name and telephone number of person to contact in regard to this notification.

          Melissa H. Rutledge, Vice President, Principal Financial Officer and Controller (214) 692-9211

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 [X] Yes [ ] No



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     (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [X] Yes  [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Net income for the year ended December 31, 2000 will be substantially greater than the results for the year ended December 31, 1999. The Company shall quantify the amount of the difference upon filing the Form 10-K for the period ended December 31, 2000.

                           National Energy Group, Inc.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized, on April 2, 2001.


                                         NATIONAL ENERGY GROUP, INC.


                                         By:       /s/ Melissa H. Rutledge
                                             -----------------------------------
                                             Vice President, Principal Financial
                                             Officer and Controller